UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                            SCHEDULE 13D/A

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. 10)*


                    JACK HENRY & ASSOCIATES, INC.
                           (Name of Issuer)

                     Common Stock, $.01 Par Value
                    (Title of Class of Securities)

                                            426281-10-1

                            (CUSIP Number)

          John W. Henry, 663 Highway 60, Monett, Missouri  65708
                       (417)235-6652
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                                 August 16, 2000

       (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [
 ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 426281-10-1

(1) Names of Reporting            John W. Henry
Persons
S.S. or I.R.S. Identification     ###-##-####
Nos. of above persons

(2) Check the appropriate box   (a)
if a member of a group          (b)
(see instructions)

(3) SEC use only

(4) Source of funds (see          N/A
instructions)

(5) Check if disclosure of
legal proceedings is required
pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of       United States
organization

Number of shares beneficially        1,813,429 which includes
owned by each reporting person  84,301 held in his account
with:                           under the Company's 401(k) ESOP
   (7) Sole voting
power

   (8) Shared voting                 -0-
power

   (9) Sole dispositive             1,813,429 which includes
power                           84,301 held in his account
                                under the Company's 401(k) ESOP


   (10) Shared dispositive          -0-
power

(11) Aggregate amount
beneficially owned by each         1,813,429
reporting person.

(12) Check if the aggregate
amount in Row (11) excludes
certain shares (see
instructions).

(13) Percent of class             4.2%
represented by amount in Row
(11)

(14) Type of reporting person
(see instructions).               IN

     This statement constitutes Amendment No. 10 to the Schedule 13D originally, dated June 7, 1991 (the "Schedule 13D"), and subsequently amended, of John W. Henry, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the "Company") which maintains its principal executive offices at 663 Highway 60, P.O. Box 807, Monett, Missouri 65708. John W. Henry has previously filed his Schedule 13D jointly with JKHY Partnership, Michael E. Henry and Vicki Jo Henry.
However, on December 28, 1998 John W. Henry transferred his entire partnership interest in JHKY Partners to Michael E. Henry and Vicki Jo Henry in equal amounts. At that time, his conveyed partnership interest represented a beneficial interest in 55,414 shares of Common Stock. As a result, John W. Henry has not retained any voting or beneficial interest in JKHY Partners and will no longer be filing a joint Schedule 13D with JKHY Partnership, Michael E. Henry and Vicki Jo Henry.

     All Items of the Schedule 13D are amended in their entirety as follows:

     ITEM 1.  SECURITY AND ISSUER.

     This Statement pertains to the Common Stock, par value $.01 per share (the "Common Stock"), of Jack Henry & Associates, Inc. (the
"Company") which maintains its principal executive offices at 663
Highway 60, P.O. Box 807, Monett, Missouri 65708.

     ITEM 2.  IDENTITY AND BACKGROUND.

     (a)  John W. Henry

     (b)  663 Highway 60, Monett, Missouri  65708.

     (c)  Senior Vice President and Director of the Company.

     (d) During the last five years, John W. Henry has not been convicted in any criminal proceeding.

     (e) During the last five years, John W. Henry has not been a party to a civil proceeding of a judicial or administrative body, the result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  John W. Henry is a United States citizen.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not Applicable


     ITEM 4.  PURPOSE OF TRANSACTION.

     On August 16, 2000, Jack Henry & Associates, Inc. announced that it has priced a registered public offering of 3.3 million shares of its common stock at $43.00 per share. In the offering one million five hundred thousand shares are being offered by Jack Henry & Associates, Inc. and one million eight hundred thousand share are being offered by selling stockholders. Of the selling stockholders, John W. Henry sold 100,000 shares at $40.85 (after the underwriter's discount) and received $4,085,000.

     In the future, John W. Henry may acquire or may sell shares of Common Stock from time to time as circumstances dictate. John W. Henry currently serves as Senior Vice President and Director of the Company and, in such positions, he has the power to influence the policies of the Company. He intends to vote his Company stock in favor of plans, transactions and matters which he supports. However, other than as described herein, at the present time Mr. Hall has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     On August 16, 2000, Jack Henry & Associates, Inc. announced that it has priced a registered public offering of 3.3 million shares of its common stock at $43.00 per share. In the offering one million five hundred thousand shares are being offered by Jack Henry & Associates, Inc. and one million eight hundred thousand share are being offered by selling stockholders. Of the selling stockholders, JKHY Partners sold 400,000 shares at $40.85 (after the underwriter's discount) and received $16,340,000 in exchange for such share. John
W. Henry sold 100,000 shares at $40.85 (after the underwriter's discount) and received $4,085,000.

     As a result of this transaction, John W. Henry may now be deemed to beneficially own a total of 1,813,429 shares of Common Stock, representing 4.2% of the outstanding Common Stock, 1,729,128 shares (4.0%) held individually, and 84,301 shares (less than 1%) allocated to his account under the Company Employee Stock Ownership Plan ("ESOP"). With respect to the ESOP shares, he has the power to direct the manner in which the trustee of the ESOP is to vote such shares of Common Stock and, under certain circumstances, to direct the trustee of the ESOP as to the disposition of such shares of Common Stock.

     ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO  SECURITIES OF THE ISSUER.

     None.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.



                              Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 6, 2000        /s/ John W. Henry

                               John W. Henry
                               Senior Vice President